650 Riverbend Drive, Suite B Kitchener, Ontario, Canada N2K 3S2 Tel: +1 519-954-2057 Fax: +1 519-954-2597 www.canadiansolar.com

Mr. Gary Todd, Accounting Reviewer

Mr. Brian Cascio, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR and U.S. Mail

Re: Canadian Solar, Inc.

Form 20-F for the fiscal year ended December 31, 2010

Filed May 17, 2011

File No. 001-33107

Dear Mr. Todd and Mr. Cascio:

Canadian Solar, Inc. (the “Company” or “CSI”) hereby submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to me, dated August 26, 2011, regarding the referenced document.

For your convenience, we have numbered our responses to correspond to the comments in the Staff’s letter and have incorporated the Staff’s comments in bold typeface before each of the Company’s responses. In our responses, the words “we,” “us” and “our” refer to the Company.

Form 20-F for the fiscal year ended December 31, 2010

Item5. Operating and Financial Review and Prospects, page 46

Critical Accounting Policies, page 54

Revenue Recognition, page 54

1. In the first paragraph you indicate that revenues are recognized when products are delivered and title has passed to customers. In the third paragraph you disclose that sales are recorded when risk of loss or damage is transferred to the customer. Please distinguish these two disclosures for us, and for clarity, in future filings please consider either combining the statements or explaining how they convey different information.

In future filings, we will combine the first and third paragraph into one statement describing how revenues are recognized when products are delivered, risk of loss or damage is transferred, and title has passed to the customers. The third paragraph simply lists one of the standard criteria for when revenue can be recognized and can be combined with the statements on delivery and title passing.

2. When selling products under ex-works terms, please tell us when title passes to the customer and describe any customer notification requirements. Please also tell us why you believe the sales have met the “delivery” criteria of SAB Topic 13.

When we sell products under ex-works terms, title passes to the customers when their forwarder collects our products at our factories. Delivery occurs once the forwarder takes delivery of the products. Our products do not require any installation at the customers’ sites or any acceptance notification under the applicable purchase orders or sales contracts in order for delivery to occur. Total ex-works term sales accounts for around 6% of total 2010 revenue.

SAB Topic 13 Interpretive Response 3 A states that “The staff believes that delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the products specified in the customer’s purchase order or sales agreement. Typically this occurs when a product is delivered to the customer’s delivery site (if the terms of the sale are “FOB destination”) or when a product is shipped to the customer (if the terms are “FOB shipping point”).”

In our case, title passes to the customers when their forwarder collects our products at our factories at which time the risks and rewards of ownership of the products transfer to the customers.

3. We reference the discussion of solar power development projects and EPC contracts on page 29. Please tell us about your revenue recognition policies for development projects and EPC contracting arrangements. In future filings please include relevant revenue recognition policy disclosures if these amounts become significant.

Solar power development projects – No revenue has been recorded under solar power development projects in 2010.

EPC contracts – Prior to 2011, we recognized our EPC contracts upon completion as (i) we completed only a few small projects during the period, (ii) the construction periods were less than six months in duration and (iii) the difference between applying completion contract versus percentage-of-completion methods did not result in a material difference in our consolidated financial statements.

Starting in 2011, we recognized that a more significant portion of our total revenue would be coming from EPC contracts and that the construction periods would normally extend beyond six months and less than one year. As a result, we began applying the percentage-of-completion method in recognizing revenue for EPC contracts. For the EPC contracts we entered to date, we use our own modules. We use the cost to cost method to measure the percentage of completion. Incurred costs include all direct labor, material, subcontractor cost and other associated costs. We recognize job material costs as incurred costs when the job materials are permanently attached or fitted to the solar power system as required by the engineering design.

In future filings, we will provide the relevant disclosures to the extent such arrangements are material to our consolidated financial statements.

4. We reference the last paragraph of the revenue recognition disclosure. As you indicate in the first paragraph on page 54 that title transfers at delivery, please tell us how you present inventories in your financial statements related to products delivered where revenue has not been recognized because collection is not reasonably assured.

When collection is not reasonably assured, delivered product remains in “inventories” on our consolidated balance sheets, regardless of whether title has been transferred or not. In such cases, we recognize revenue, relieve “inventories” and recognize cost of revenues when we collect cash from our customers.

5. We see on page 7 that you accrued $15.9 million under the Deutsche Solar arrangement while on page 56 you indicate that you did not accrue the full $21 million potentially due under the arrangement. Please more specifically tell us how you accounted for the take or pay provision of the Deutsche Solar arrangement and clarify the basis in GAAP for your determination.

In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG. The agreement contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. The Company did not meet the minimum purchase obligation for 2010. After consultation with external legal counsel, the Company believes that it is more likely than not that the take-or-pay provisions of the agreement are void under German law. ASC 450-25-2 states that: “An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: a. Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. b. The amount of loss can be reasonably estimated.” We concluded that it was not probable that the take-or-pay provision would result in an asset being impaired or a liability being incurred at the date of the financial statements. Accordingly, the Company has not accrued for the full $21 million that would otherwise be due under the take-or-pay provision for 2010. Rather, based on historical negotiation experience with the vendor, the Company has assumed that it will be permitted to purchase its 2010 contracted amount, in addition to its 2011 contracted amount, in 2011 and has included a firm purchase commitment provision of $15.9 million under ASC330.

ASC 360-10-20 defines a firm purchase commitment as “an agreement with an unrelated party, binding on both parties and usually legally enforceable, that meets both of the following conditions (a) It specifies all significant terms, including the price and timing of the transaction. (b) It includes a disincentive for non-performance that is sufficiently large to make performance probable.” The disincentive for non-performance is generally in the form of a take-or-pay provision. As stated in ASC 330-10-35-17: “A net loss on firm purchase commitments for goods for inventory, measured in the same way as are inventory losses, shall be recognized in the accounts. The recognition in a current period of losses arising from the decline in the utility of cost expenditures is equally applicable to similar losses which are expected to arise from firm, uncancelable, and unhedged commitments for the future purchase of inventory items.” The Company evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The resulting provision on firm purchase commitment is $ 15.9 million representing firm commitment loss for 2010 and 2011 contracted amount.

Results of Operations, page 59

Year ended December 31. 2010 compared to year ended December 31. 2009. page 59

Net Revenues, page 59

6. We see that revenue increased by 137% during 2010, primarily due to an increase in shipments. To better explain the underlying reasons for significant changes in revenues, in future filings please describe the factors leading to the increase in shipments in 2010. For instance, and as applicable, please describe contributions from new customers or markets, expanded purchases from existing customers, sales growth in existing markets or sales from new products and projects.

In future filings, we will revise our disclosure to provide more details on the significant factors leading to the increase in shipments in 2010 and future periods. Where applicable, this disclosure will include the factors listed above: contributions from new customers or markets, expanded purchases from existing customers, sales growth in existing markets and sales of new products and projects.

7. We note the disclosure that you “periodically” make estimates of sales returns and record the estimates as a reduction of revenues. Please tell us how this policy complies with ASC 605-15-45-1. That is, clarify what you mean by “periodically” for purposes of this measurement.

We make estimates of sales returns on a quarterly basis. Our estimate is based on historical returns as percentage of our revenue with an adjustment for management judgment, should one be required to reflect specific circumstances or customers. We closely monitor the differences between estimated and actual returns. We believe that our current approach provides a reasonable estimate of the amount of the future returns and complies with ASC 605-15-45-1.

Cost of Revenues, page 59

8. We see that although inventory significantly increased from December 31, 2009 to December 31, 2010, write-downs of inventory recognized as cost of sales significantly decreased. Please tell us the underlying reason for the decrease in lower of cost or market adjustments to inventory. Future filings should also include relevant disclosure.

Due to the rapid expansion of silicon production capacity and falling demand because of macro economic conditions, the solar industry experienced an oversupply of silicon in 2009. This contributed to downward pressure on the selling prices of silicon for the solar industry and was accompanied by a significant drop in the selling prices of solar wafers, cells and modules. The average selling price of our solar modules declined sharply from $3.30 per watt in Q4 2008 to $1.93 per watt in Q4 2009. Inventory manufactured earlier in 2009 was at a greater risk of write-down because of the drop in selling prices.

Although supply of silicon in the solar industry continued to increase as more capacity was added throughout the industry value chain, the economic events of 2008 and 2009 slowed investment. At the same time, however, demand increased leading to higher production and inventories. The average selling price of our solar modules experienced a moderate decline of $0.09 per watt to $1.84 per watt in Q4 2010 compared to Q4 2009. The average purchase price of wafers experienced a similar moderate decline while the price of silicon and solar cells increased in Q4 2010 compared to Q4 2009.

Because we were more easily able to sell inventory produced in 2010 and because both selling prices and costs were more stable, write-downs of inventory significantly decreased in 2010 even though inventories increased.

In future filings, we will consider the applicability of factors such as those discussed above and will disclose them where relevant and appropriate.

Operating Expenses, page 60

9. In future filings when you attribute fluctuations in expenses to multiple items, please also quantify each factor identified where practical.

In future filings, we will provide the requested disclosure.

10. While we see a discussion of research and development expenses on page 60, please clarify for us what you mean by the disclosure on page 51 indicating that research and development costs are not separated from cost of revenues.

There are certain costs incurred in connection with our research and development activities that we have not historically allocated as research and development expenses given both the level of effort required to reasonably allocate such amounts and the overall immateriality of amounts that would be otherwise allocated. For example, from time to time, our research and development department uses certain of our manufacturing machinery and equipment in its research and development activities. This use has not been significant and we do not have a formal system for tracking it. Thus we charged all these amounts into manufacturing costs and eventually into cost of revenues.

Liquidity and Capital Resources, page 62

11. We see from page F-14 that $296 million of your cash is denominated in RMB and held in the PRC. In future filings please expand MD&A to describe your processes for transfers of cash between your Chinese subsidiaries and Canadian parent company. Please also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure. Please further address the potential tax impact that could arise from repatriation of undistributed earnings of your foreign subsidiaries. Show us how you intend to apply this comment.

In future filings, we will expand our MD&A to provide more information on our processes for transfers of cash between our Chinese subsidiaries and Canadian parent company.

Our transfers of cash between our Chinese subsidiaries and Canadian parent company are restricted to normal trade business payments and further capital contributions from the Canadian parent company are governed by China’s existing foreign currency regulations as described in the second paragraph of page 23 of our 20F under the risk factor heading “Restrictions on currency exchange” may limit our ability to receive and use our revenues effectively”.

“Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our common shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, certain government authorities, including the Ministry of Commerce or its local counterparts, must approve these capital contributions. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.”

As described on page F-26, $147 million of undistributed earnings in our Chinese subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for withholding taxes has been provided in our consolidated financial statements. Our Chinese subsidiaries are required to make appropriations from net income, as determined under accounting principles generally accepted in the PRC, to a non-distributable general reserve, which is required to be made at not less than 10% of the PRC net income. After making the appropriation, remaining part of the $147 million of undistributed earnings is distributable. Should our Chinese subsidiaries subsequently distribute the distributable earnings, they are subject to relevant withholding taxes to the PRC State Administration of Tax.

Our future disclosure will follow a form such as this:

“Our operations in China impose certain restrictions on the transfer and use of cash within the Company. Our transfers of cash between our Chinese subsidiaries and Canadian parent company are restricted to normal trade business payments and any further capital contribution from the Canadian parent company only under China’s existing foreign currency regulations. Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities. In particular, if we finance our Chinese subsidiaries by means of additional capital contributions, certain government authorities, including the Ministry of Commerce or its local counterparts, must approve these capital contributions. These limitations could affect the ability of our Chinese subsidiaries to obtain foreign exchange through equity financing.

$xxx million of undistributed earnings in our Chinese subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our Chinese subsidiaries are required to make appropriations of at least 10% of net income, as determined under accounting principles generally accepted in the PRC, to a non-distributable general reserve. After making the appropriation, remaining part of the $ xxx million of undistributed earnings is distributable. Should our Chinese subsidiaries subsequently distribute the distributable earnings, they are subject to relevant withholding taxes to the PRC State Administration of Tax.”

Item 15. Controls and Procedures, page 95

12. We see that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	Tell us how you evaluate and assess internal control over financial reporting.

a.	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

We evaluate internal controls over financial reporting (“ICFR”) based on the COSO framework and SEC’s guidance on management’s assessment of ICFR. We follow the recommendations of the PCAOB Auditing Standard No. 5 by taking a top-down approach.

Internal control over financial reporting

We have established and maintained our internal control over financial reporting according to the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, which includes five key components: control environment, risk assessment, control activities, information and communication and monitoring. Our internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. GAAP for financial reporting to the public. These controls include policies and procedures relating to both entity-wide processes and activities and controls over detailed processes.

Control Environment: At entity-wide control level, we have established the “tone at the top” by demonstrating a commitment to character, integrity, and high ethical values through our attitudes and actions. We adopted a Code of Business Conduct and Ethics for all employees regarding acceptable business practices, conflicts of interest, and expected standards of ethical behavior, which was approved by the board of directors. As part of our new hire orientation, all new employees are required to sign an acknowledgement indicating that they have read and understand the Code of Business Conduct and Ethics. The signed acknowledgement is maintained by our human resources department in the respective employee file. An actively involved audit committee understands and exercises oversight responsibility over financial reporting and the internal control over financial reporting process. The audit committee meets at least once each quarter. Meetings are held in advance of each earnings release and filing of the annual report with the SEC. We retained individuals competent in financial reporting and related oversight roles and we maintained an accounting manual for accounting policies and treatments conforming to U.S. GAAP. The financial reporting team identifies differences to local accounting standards adopted and makes consolidation adjustments for financial reporting. In addition, for anti-fraud purposes, we also established whistle blowing procedures, which include a hotline and an email account monitored by the compliance officer and audit committee to receive any complaints regarding potential fraud activities. The audit committee will delegate either internal or external resources to investigate complaints, if necessary, and review the report on the investigation results.

Risk Assessment: Our management is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks to reliable financial reporting. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with U.S. GAAP. The Company has policies and procedures in place to ensure timely and proper identification of business risks relevant to financial reporting objectives, including the risks of material misstatement in significant accounts and related potential errors in the financial statements and other disclosure. Regular executive staff meetings are held to discuss current developments, sales, risks and other factors relevant to the Company. These meetings generally occur on a monthly basis and include our Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and all vice presidents (“VPs”). These meetings are held more frequently if an event has occurred or have changed that may indicate new risk factors. We conduct an entity wide risk assessment at least every two years and assessment results are summarized and analyzed in a risk evaluation report by the internal audit team who facilitated the assessment. The risk evaluation is reviewed by senior management and appropriate actions are taken in response to the risk evaluation report. In addition, industry risks or business risks are discussed during board meetings or communicated regularly among board members and senior management if necessary.

Control Activities: Business cycle control procedures are implemented to all subsidiaries based on the nature of the Company’s operations to ensure unity and integrity of the operations. Business control procedures relating to financial reporting control objectives are standardized among different subsidiaries. Control activities across subsidiaries are also reflected at all levels of the entity, such as well-defined approval hierarchy of each transaction, segregation of duties, etc. For financial reporting purposes, management identifies risks relevant to the preparation of financial statements in accordance with U.S. GAAP, analyzes them, and decides upon actions to manage them. Appropriate segregation of duties is achieved in the financial department. Although the Company has offices at different locations, a standardized management report is used by all locations to collect necessary information for conformance to U.S. GAAP on consolidation, which are reviewed by relevant senior finance staff for each entity and their relevant supervisors of the finance department at headquarters, such as the Overseas Finance Director, China Finance Director and the Financial Reporting Director and Corporate Controller. Individuals with delegated responsibilities of financial reporting regularly attend seminars and courses on U.S. GAAP updates. The financial department completes the work of closing accounts at the end of each month by using the unified financial closing checklist, which is applied to all subsidiaries, to ensure that all required procedures for financial closing are implemented in the financial closing stage. The quarterly and annual financial reports are reviewed by the audit committee and the Board of Directors prior to the public release of the quarterly earnings results and the filings of the annual report on Form 20-F with the Securities and Exchange Commission (the “SEC”).

Information and communication: A wide range of information sources with respect to the preparation of reliable financial statements and effective communications are in place to ensure that relevant information is identified, captured, processed and communicated by information systems and provided to the appropriate individuals in a timely basis. We performed a separate assessment of information technology controls, mainly related to change management, access management, information security and computer operations. Management has responded adequately to the risks arising from information technology by establishing and following effective general computer controls and application controls, as well as detail process controls. The finance team at headquarters and finance team of each subsidiary communicate frequently to ensure consistent understanding of business transactions recorded in the financial reporting system. Channels of communication include executive staff meetings and finance team meetings.

Monitoring: We monitor internal control systems to assess the effectiveness of our internal control performance over time. Management assesses the design and operation of controls on an annual basis and takes necessary corrective actions when there are changes in conditions. Management accomplishes monitoring of controls through ongoing activities, separate evaluations, or a combination of the two. We maintained a control approval matrix to ensure that all approvals are authorized and in accordance with Company policy. In addition, the internal audit department raises questions to different department heads for any deficiencies noted in internal control during daily work. Corrective actions have been taken depending on the decisions of executives having the proper authority. The scope and frequency of separate evaluations of our internal control will be modified depending on the outcome of the assessment of risks and the effectiveness of ongoing monitoring procedures.

Evaluation and assessment of internal control over financial reporting

Management adopted a top-down risk assessment (“TDRA”) framework to determine the scope and required evidence to support management’s testing of the Company’s internal controls under Section 404 of Sarbanes-Oxley Act of 2002 (“SOX 404”). Management follows the TDRA hierarchical framework that involves applying specific risk factors to determine the scope and evidence required in the assessment of internal control. At each step, the management team uses qualitative or quantitative risk factors to focus the scope of the SOX 404 assessment effort and determine the evidence required. Key steps include:

1.	identifying significant financial reporting elements (accounts or disclosures)

2.	identifying material financial statement risks within these accounts or disclosures

3.	determining which entity-level controls would address these risks with sufficient precision

4.	determining which transaction-level controls would address these risks in the absence of precise entity-level controls

5.	determining the nature, extent, and timing of evidence gathered to complete the assessment of in-scope controls

6.	Evaluating the operating effectiveness of internal controls over financial reporting. If deficiencies were discovered during the evaluation, determine the magnitude of the deficiency on internal controls over financial reporting. Maintain a record of the deficiencies and corresponding corrective actions to be taken to address the deficiencies identified.

7.	Monitor the status of corrective actions taken to remediate control deficiencies.

b.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

We established an internal audit department, which reports directly to the audit committee. The internal audit department is headed by the Senior Internal Audit Manager and consists of three senior internal auditors and four junior internal auditors. The Senior Internal Audit Manager has access to senior management including the CEO, CFO and VPs. The internal auditors possess and retain full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments. Management has delegated the responsibility of planning and conducting the audit over the control activities to complete the management assessment of controls to the internal audit department. The internal audit department takes account of the risk assessment conducted by management and performed the test of the internal control over financial reporting on an annual basis in order to assess the effectiveness of the design and implementation of the internal control activities over the financial reporting process. Internal audit communicates with management regularly on control deficiencies and follow up actions taken by management to address these deficiencies.

The internal audit department communicates with management on any identified deficiency, and retests the remediation controls implemented by the management team if applicable. Internal Audit communicates with management of deficiencies discovered during the testing of internal controls and made recommendations to remediate these deficiencies. Management either agrees to take on the recommendation or suggest alternative actions to address the deficiencies. Findings and the relevant responses of management are reported to the audit committee and board of directors. With an independent internal audit function, all five key components of the internal control over financial reporting are effectively monitored and implemented across the Company.

•	Tell us how you maintain your books and records and prepare your financial statements.

c.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Our non-Chinese entities have been maintaining books and records in accordance with U.S. GAAP. We have established the following controls, which help us to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with U.S. GAAP:

1.	Based on the nature of our business, we have set our accounting policies under U.S. GAAP for the purpose of preparing our consolidated financial statements under U.S. GAAP.

2.	We have formulated an Accounting Manual under U.S. GAAP, which sets out guidance on the application of accounting policies for day-to-day business transactions. The accounting policies under U.S. GAAP are reviewed on a regular basis by our financial reporting team, and are updated on an as needed basis.

3.	Following the accounting policies and Accounting Manual under U.S. GAAP, our accounting and financial reporting team prepares accounting entries for transactions for which they are responsible. Their supervisors review the journal vouchers and conduct quality control on the appropriateness of the accounting treatment.

4.	The headquarters finance department (“HQ Finance”) has developed standardized checklists such as monthly and quarterly closing checklists, contract collection checklists and questionnaires for subsequent events. Finance managers of each entity are responsible for ensuring the items on each of these checklists are completed. HQ Finance has also developed a standardized management report, which requires each entity to provide relevant information required for conformance with U.S. GAAP. Finance managers of each entity prepare and submit the management report to HQ Finance for review and consolidation.

5.	HQ Finance is responsible for the consolidation and preparation of the financial report. Checklists such as the consolidation checklist, summarized report of contract collection, related party transaction summary and summarized questionnaires for subsequent events are used to summarize and capture complex and non-routine transactions reported by each entity.

6.	The financial reporting team attends regular management meetings so that they are aware of new business activities as well as changes to previous business activities. They also ensure that accounting policies under U.S. GAAP are developed and implemented on a timely basis and are updated as necessary. For complex new transactions, the financial reporting team will conduct in depth research on the accounting impact from a U.S. GAAP reporting perspective, and consult with external experts and other resources, if necessary.

7.	The Company subscribes to electronic references such as CCH to receive daily updates and new developments of U.S. GAAP and SEC pronouncements. The financial reporting team is delegated with the responsibility to review the daily updates for relevance to the Company and update the Company’s accounting policies and checklists accordingly. Changes and updates to the policies and checklists are reviewed by the Corporate Controller.

8.	Members of the financial reporting team and the Corporate Controller are delegated with responsibilities on internal controls over financial reporting attend training courses, seminars or conferences pertaining to updates of U.S. GAAP and SEC requirements every year.

d.	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Our Chinese entities, including our China holding company and our manufacturing subsidiaries, maintain their books and records in accordance with Chinese Enterprise accounting standards, or Chinese GAAP. To address our U.S. GAAP reporting requirements, the financial reporting team developed a consolidation checklist which contains a list of the accounting differences between Chinese GAAP and U.S. GAAP. This checklist is updated to reflect accounting standard developments in both the U.S. and China. Updates and changes to the consolidation checklist are reviewed by the Corporate Controller. The checklist serves as the primary tool for us in preparing all necessary and appropriate adjustments in our conversions and disclosures.

Similar to non-China based entities, Financial reporting team attends regular management meetings so that they are aware of that new and changes to business activities and changes, accounting policies and updates according to U.S. GAAP are developed and implemented on a timely basis. For complex new transactions, the financial reporting team conducts in depth research on the accounting impact from an U.S. GAAP reporting perspective, and consults with external experts and other resources, if necessary.

•	Tell us about the background of the people involved in your financial reporting.

e.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you.

At the time of the filing of our 2010 Form 20-F, our CFO, Corporate Controller, Financial Reporting Director and Senior Internal Audit Manager were our full-time employment staff with primary responsibility for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting.

CFO at the time of filing - The CFO was a full time employee and was responsible for (i) supervising the accounting and finance teams; (ii) reviewing the financial report prepared by the financial reporting team for compliance with U.S. GAAP requirements; (iii) reviewing evaluation reports on the effectiveness of internal control over financial reporting and status reports on remediation of control deficiencies from the internal audit team. He started his professional career with PWC in the USA for four years. He then moved to Honeywell International for six years where he progressed from senior corporate auditor to financial controller of the company’s engines operations in China. He served as finance director at YRC Worldwide China International Transportation Operations for one year, chief financial officer at China Nepstar Chain Drug Store Ltd., a NYSE-listed company, where he played a key role in the company’s $384 million IPO, Sarbanes Oxley implementation, SEC reporting and disclosure and investor relations. He then served as chief financial officer of Trony Solar Holdings for one year, where he played a key role in the completion of a $45 million private equity financing with JP Morgan and Intel Capital and supported the company’s initial public offering preparations. Prior to joining the Company, he served as chief financial officer of ShengdaTech, Inc., a NASDAQ-listed high-tech chemical and specialty materials company, for one year. He is a U.S. CPA and holds a Master degree in Accountancy and an MBA in Finance from U.S. universities. He also has a Bachelor of Arts degree from a Chinese university. He attends regular seminars regarding updates of U.S. GAAP reporting requirements and SEC pronouncements from Big Four accounting firms.

Current CFO – The Company’s CFO is a full time employee and is responsible for (i) supervising accounting and finance teams; (ii) reviewing the financial report prepared by the financial reporting team for compliance with U.S. GAAP requirements; (iii) reviewing evaluation reports on the effectiveness of internal controls over financial reporting and status reports on remediation of control deficiencies from the internal audit team. He became an independent director of Canadian Solar in September 2007. He has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. He served as the corporate vice president and chief financial officer of Lattice Semiconductor Corporation, a NASDAQ-listed semiconductor device company for two years. Prior to that, he was senior vice president and chief financial officer of NYSE-listed NeoPhotonics Corporation for two years. Before joining NeoPhotonics he was the senior vice president and chief financial officer of STATS ChipPAC, a semiconductor assembly and test services company based in Singapore and listed on the Singapore Stock Exchange. Before that, he held a variety of executive positions at NYSE-listed Honeywell Inc. He is a Chartered Accountant in Canada and holds a Bachelor of Commerce degree from Concordia University, Canada, and a Diploma of Public Accountancy from McGill University, Canada. He is a member in good standing of the Ordre Des Comptables Agrees Du Quebec. He is required to complete at least 120 hours of continued professional education every three years. He has met that requirement through self-study and through attending seminars and training courses provided by recognized and accredited training organizations, including Big 4 accounting firms. This training has been in the area of auditing, accounting, taxation and internal controls and risk management.

Corporate Controller – The Company’s Corporate Controller is a full time employee and is responsible for (i) assisting the CFO to supervise the accounting and finance teams; (ii) performing detailed review of the Company’s financial statements to ensure that the Company’s financial statements are prepared in accordance with the reporting requirements under U.S. GAAP; and (iii) overseeing the design, and monitoring of internal controls over financial reporting. He commenced his career with a Big Four firm in Hong Kong where he worked for seven years and for the subsequent 20 years worked for various publicly listed companies in Hong Kong and China with primary responsibility for financial reporting and internal controls. He obtained a master degree of science in finance from Baruch College, City University of New York. He is an Affiliated Member of the Association of Accountants in the UK and a member of the Association of Accounting Technicians in the UK. He is also a member of the Chinese CFO Association. He has attended quarterly U.S. GAAP updates from a Big Four CPA firm over the last few years. He has also attended various U.S. GAAP update courses from other channels. The Company subscribes to CCH accounting and auditing electronic library, and he reviews for updates on SEC requirements, changes to U.S. GAAP requirements through emails delivered to him automatically by the CCH electronic library.

Financial Reporting Director - The Company’s Financial Reporting Director is a full time employee and is responsible for (i) the preparation of the Company’s financial statements in accordance with U.S. GAAP, including consolidation of our subsidiaries’ financial statements and (ii) monitoring developments in U.S. GAAP reporting requirements and SEC reporting requirements. Prior to joining the Company in January 2011, he was with a NASDAQ-listed company, Solarfun Power Holding Co., Ltd., for over three years as financial reporting manager. From June 2006 to November 2007, he worked for Shanghai KRC Business Consulting Co., Ltd. where he assisted clients in their U.S. GAAP consolidation and reporting. In his 14 years of work experience, he has primarily been responsible for financial auditing, internal auditing and financial reporting. He is a member of The Chinese Institute of Certified Public Accountants. He holds an MBA in finance from Shanghai Jiao Tong University in China. He obtains U.S. GAAP knowledge through several channels including attending quarterly U.S. GAAP updates from a Big Four CPA firm.

Senior Internal Audit Manager - The Company’s Senior Internal Audit Manager is a full time employee and is responsible for managing the internal audit function of the Company, which includes (i) facilitating the annual risk assessment and establishing the internal audit plans, (ii) conducting the assessment of the effectiveness of internal control of financial reporting; and (iii) reporting to management and audit committee assessment results and status of actions taken to address deficiencies discovered during the assessment. She has combined over 15 years of experience in financial auditing, internal auditing and SOX compliance. Her career commenced with KPMG where she worked for over six years providing taxation and external audit services to a wide variety of clients in various industries. She subsequently moved into the internal audit function in Parmalat Australia Limited, a manufacturing/food processing company, for three years. Prior to joining the Company, she was with Protiviti, a consultancy firm providing SOX compliance and internal audit services to clients of various sizes and industries, for four years. She obtained an Honors Bachelor of Commerce Degree from the University of Queensland, Australia, is a member of the Institute of Chartered Accountants in Australia, a Certified Internal Auditor (CIA) and a member of the Institute of Internal Auditors (IIA). She attends seminars, conferences and other training courses conducted by various organizations such as the IIA, LexisNexis, and JFPS, on updates of SEC requirements and SOX compliance matters. The Company subscribes to the CCH electronic auditing library and she receives daily news from this electronic library, she reviews the news for updates on SEC requirements, SOX compliance matters and other issues relevant for evaluating effectiveness of internal controls over financial reporting. She also receives updates from external consulting firms such as Protiviti on SEC requirements and SOX compliance matters.

f.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We utilize the services of external parties in our financial reporting and internal controls evaluation processes. We are responsible for directing, reviewing and concluding upon their activities.

We have retained Shanghai RISMO C.P.A. Ltd. (“RISMO”) to assist us to provide financial reporting services, primarily assisting us in preparing our consolidation and related schedules for submission to our auditors. RISMO is a medium-sized CPA firm in Shanghai, China and is a registered PCAOB accounting firm. Most of their staff had Big Four work experience prior to joining. A 10-person team serves us in providing financial reporting services and most of them are China certified public accountants. RISMO spent approximately 6,720 hours (averaging approximately 560 hours per month) performing services for us in 2010, for which we paid them approximately $210,000. Their address is 8F, No.118 Qinghai Road. Shanghai 200041, P.R. China; telephone+86-21-62726100 and website www.rismochina.com.

We have retained Protiviti Shanghai Co., Ltd. (“PROTIVITI”) to assist the internal audit department in the evaluation of the effectiveness of internal control over financial reporting. PROTIVITI is a global consulting firm that provides service in finance, technology, operations, governance, risk and internal audit, through a network of more than 70 offices in over 20 countries, and has served more than 35 per cent of FORTUNE® 1000 and Global 500 companies. PROTIVITI assists internal auditor in evaluating the effectiveness of internal controls in a co-sourcing arrangement with our internal audit function. They have strict quality control systems and polices for the services provided. Their team is comprised of 24 individuals who provided services to the Company at various locations for SOX compliance. There were at least three team leaders who have over eight years of experience in financial audits of U.S. listed multi-national companies and SOX compliance. The engagement director is a Certified Internal Auditor (CIA), holds Certification for Controls Self Assessment (CCSA) and a member of the IIA. He has three years of financial audit experiences at one of the Big Four firms and over six years of experiences in providing SOX compliance services to various industries. The engagement manager is a Certified Public Accountant in China, has over six years of financial audit experience at one of the Big Four accounting firms and over three years of experience in providing SOX compliance services to companies in various industries. The team leader responsible for evaluating internal controls of non-China-based entities is a member of the Association of Chartered Certified Accountants (ACCA), UK, and a member of the Institute of Internal Auditors. He has a combined over 8 years of experience in financial audits and SOX at one of the Big Four accounting firms and at Protiviti. The team comprises of a number of consultants who have SOX compliance on other U.S. listed companies in the solar industry. They spent approximately 6,260 hours (averaging approximately 522 hours per month) performing services for us in 2010, for which we paid them approximately $825,000. Their address is 26F, Central Plaza, No. 381 Huai Hai Zhong Road, Shanghai 200020, P.R. China; telephone number +86-21-5153 6900 and website www.protiviti.com.

g.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We do not retain individuals who are not our employees or are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

•	Tell us about your audit committee financial expert.

h. Please describe the extent of the audit committee’s knowledge of U.S. GAAP and internal control over financial reporting.

At the time of the filing of our 2010 Form 20-F, the audit committee consists of three members, which comprises of two financial experts: the audit committee chair, Lars-Eric Johansson, and Michael G. Potter.

All audit committee members were independent directors at the time of filing our 2010 Form 20-F. Mr. Potter subsequently resigned from the committee once he became Senior Vice President and Chief Financial Officer of the Company in September 2011. A new independent director, Dr Harry E. Ruda was appointed into the audit committee at the same time. Dr Ruda is not a financial expert.

The SEC defines an “audit committee financial expert” as a person who has an understanding of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present accounting issues generally comparable to those that may arise in the issuer’s financial statements; experience with internal controls; and an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

i.	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions

ii.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions

iii.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements

iv.	other relevant experience.

Both Mr. Johansson and Mr. Potter have advanced degrees in finance or accounting and served as chief financial officers of public companies which were listed on U.S. stock exchanges or filers to the SEC. Both Mr. Johansson and Mr. Potter meet the criteria for audit committee financial experts not only from their past work experience, but also from their current positions. Their work experience has qualified each of them for all the criteria as an audit committee financial expert.

Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. He is currently the chief executive officer of Ivanhoe Nickel & Platinum Ltd., a Canadian private mining company. Prior to that, he was a director and chairperson of the audit committee of Harry Winston Diamond Corporation, a specialist diamond company with assets in the mining and retail segments of the diamond industry for three years. He served as executive vice president and the chief financial officer of Kinross Gold Corporation, a gold mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange for two years. He also served as executive vice president and chief financial officer of Noranda Inc., a Canadian mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange for one year. Prior to that, he was the chief financial officer of Falconbridge Limited, a mining and metals company in Canada listed on the Toronto Stock Exchange for over 13 years. He has chaired the audit committee of Golden Star Resources Ltd., a gold mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, from 2006 to 2010. From 2002 to 2003, he was also a director of Novicor Inc., a company listed on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.

Mr. Potter has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. He served as the corporate vice president and chief financial officer of Lattice Semiconductor Corporation, a NASDAQ-listed semiconductor device company for two years. Prior to that, he was senior vice president and chief financial officer of NYSE-listed NeoPhotonics Corporation, a leading provider of photonic integrated circuit-based modules, components and subsystems for use in optical communications networks with extensive operations in Shenzhen, China for two years. Before joining NeoPhotonics, he was the senior vice president and chief financial officer of STATS ChipPAC, a semiconductor assembly and test services company based in Singapore and listed on the Singapore Stock Exchange. Before that, he held a variety of executive positions at NYSE-listed Honeywell Inc. Mr. Potter is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University, Canada and a Diploma of Accountancy from McGill University, Canada.

Item 18. Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies, page F-9

(b) Basis of consolidation, page F-9

13. In future filings please provide enhanced disclosure of your consolidation policy. For example, please clarify when you consolidate subsidiaries in your financial statements.

We will provide in future filings the requested enhanced disclosure. This will include a clarification of when we consolidate subsidiaries in our financial statements.

(r) Warranty cost, page F-13

14. Please reconcile the disclosure here about the two-year standard warranty guarantee with disclosure on pages 16 and 38 that from June 2009 you increased your standard warranty against defects in materials and workmanship to six years.

The description in the F-pages is inaccurate as the Company changed its standard warranty to six years in mid-2009 as discussed on pages 16 and 38. The warranty expense that was recorded properly reflected the six year standard warranty and/or the insurance purchased to support our warranty. In future filings we will correct this disclosure to reflect the current standard warranty terms. If a standard warranty term changes during a reporting period, we will disclose that in the notes to the financial statement.

Note 3. Allowance for Doubtful Receivables, page F-15

15. Please tell us the reason for the significant reversal of the allowance for doubtful accounts recorded during 2010. If associated with the purchase of credit insurance, please explain.

We made a provision of $10 million related to a particular customer in 2009 due to the fact that the customer’s account was more than 90 days overdue and the customer had communicated to us that it was unable to pay. We recovered the full overdue payment in 2010 after having taken legal proceedings against the customer. This is the primary reason for the significant reversal of the allowance for doubtful accounts in 2010.

Of the $10 million balance, $2 million was covered by Sinosure but no cash has been received from Sinosure as the balance has been recovered from the customer.

16. As a related matter, please also clarify the circumstances when Sinosure credit insurance is applicable and briefly describe the terms and extent of the coverage.

We purchase Sinosure credit insurance to protect us from credit risk. Sinosure insurance is purchased against specific receivables on specific customers, and it covers customer overdue normally by 60 days on its payment originating from both commercial and political risks. Under the insurance policy, commercial risks include our customers’ insolvency, inability to fulfill payment obligation and late payment. Political risks include items such as foreign exchange restrictions and controls, import license revocation, ban on imports, and civil war, unrest and violence. If a customer defaults, we can recover up to 90% of the defaulted amount from Sinosure.

Note 17. Commitments and Contingencies, page F-30

(d) Contingencies, page F-31

17. Regarding the class action lawsuits, in future filings please revise to provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you cannot estimate the range of loss, please explain to us why the range is not estimable. Refer to FASB ASC 450-50-4.

In future filings, we will provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. At the time of the filing, the class actions were still in the early stage, and discovery had not started. Since the plaintiffs have not yet claimed a specified amount of damages, we cannot estimate such damages, if any.

Note 21. Share Options, page F-34

18. In future filings please disclose management’s basis for each of the Binomial model assumptions disclosed on the top of page F-35. Please refer to FASB ASC 718-10-50.

In future filings, we will provide, to the extent applicable under FASB ASC 718-10-50, the requested disclosure.

As requested in your letter, we hereby acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

We believe these answers are responsive to Staff’s comments. If the Staff has any questions on our responses, please telephone the undersigned at 86 512 68966208.

Sincerely,

/s/ Michael G. Potter
Michael G. Potter
Senior Vice President
Chief Financial Officer